UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

Aethrion Center 40 Ag. Konstantinou Street 151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on March 1, 2010: Euroseas Ltd. Reports Results for the Fourth Quarter and Year Ended December 31, 2009

Exhibit 1

Euroseas Ltd. Reports Results for the Fourth Quarter and Year Ended December 31, 2009

Maroussi, Athens, Greece – March 1, 2010 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the fourth quarter of 2009 and year ended December 31, 2009.

Fourth Quarter 2009 Highlights:

•

Net loss of $16.3 million or $0.53 loss per share basic and diluted on total net revenues of $16.5 million. The results include a $9.0 million loss from the sale of two vessels. Excluding the effect on the losses for the quarter of the loss from the sale of the vessels as well as the effect from the unrealized losses on derivatives and trading securities and the amortization of the fair value of time charter contracts acquired, the loss for the quarter ended December 31, 2009 would have been $4.8 million or $0.15 loss per share basic and diluted.

•

Adjusted EBITDA was $0.4 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net loss.

•

An average of 16.7 vessels were operated during the fourth quarter of 2009 earning an average time charter equivalent rate of $13,892 per day.

•

Declared a quarterly dividend of $0.05 per share for the fourth quarter of 2009 payable on March 26, 2010 to shareholders of record on March 17, 2010. This is the eighteenth consecutive quarterly dividend declared.

Full Year 2009 Highlights:

•

Net loss of $15.6 million or $0.51 loss per share basic and diluted on total net revenues of $63.8 million. The results include a $9.0 million loss from the sale of two vessels. Excluding the effect on the losses for the year of the loss from the sale of the two vessels as well as the effect from the unrealized losses on derivatives and trading securities and amortization of the fair value of time charter contracts acquired the loss for the year ended December 31, 2009 would have been $2.6 million or $0.09 loss per share basic and diluted.

•

Adjusted EBITDA was $17.4 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net loss.

•

An average of 16.3 vessels were operated during 2009 earning an average time charter equivalent rate of $13,698 per day

•

Declared quarterly dividends for the first, second, third and fourth quarters of 2009, aggregating $0.30 per share.

Aristides Pittas, Chairman and CEO of Euroseas commented: “2009 was a difficult year for Euroseas, as for most shipping companies, as rates declined dramatically compared to the summer and fall of 2008. And, while drybulk rates rebounded by early spring of 2009,  containership rates have stayed at historically low levels since. In this challenging environment, we have been fortunate to reap the benefits of our risk management program which in 2008 enabled us to avoid investing in vessels at the peak of the markets. As a result, the huge decline of the markets in 2009 found us with a very strong balance sheet - lots of cash and low leverage - which enabled us to not only withstand the low rate environment but use the depressed markets as an opportunity to renew our fleet at a fraction of the cost compared to 2008. In total, we bought 3 drybulk vessels of an average age of about 11 years while we sold our 4 oldest vessels with an average age of about 25 years (3 bulkers and 1 containership).

However, despite our successful fleet renewal, our results for the fourth quarter 2009 and 2009 as a whole were affected by the state of the containership market and by our decision early in 2009 to hedge our drybulk exposure in the FFA markets.

Looking forward into 2010, we expect on the one hand the containership market to remain at very low levels and on the other hand the drybulk market to be quite volatile affected by an emerging markets – primarily Chinese-led -  recovery and quite a number of scheduled vessel deliveries. As a result, we have currently covered 100% of our drybulk capacity for 2010 at profitable levels, including half of it hedged with FFA contracts, and about 45% of our container available days although the latter at rates that are just covering –on average- operating costs. At the same time, we continue to look at the containership markets as a great opportunity to invest in more modern vessels at historically low prices, and to that effect we have been building our strategy over the last 6 months. The closing of our agreement to form a new vehicle together with Eton Park and Rhone Capital, two private investment firms, to exploit the opportunities we currently see arising on a bigger scale has been somewhat delayed but we remain confident that this deal will close within the first quarter of 2010.

Our Board confirmed its intention to continue paying dividends to our shareholders throughout the market cycles in parallel with our expansion program, as far as practically possible. In that respect we are happy to have declared a quarterly dividend of $0.05 per share which represents an annualized yield of about 5% on the basis of our stock price on February 26, 2010.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the full year of 2009 reflect significantly lower revenues compared to 2008 due to the lower average time charter equivalent rate our vessels have achieved during the year.  Our results for the fourth quarter 2009 were also lower compared to the same period for 2008.  Our results were also negatively affected by the loss on the sale of two vessels in December 2009, m/v Artemis and m/v Gregos, settlement of certain interest rate swaps and FFA contracts in 2009 and other non-cash losses on interest rate derivatives, FFAs and declines in value of a small amount of securities held.

Daily vessel operating expenses, including management fees, during 2009 reflect a decrease of about 16% on a per vessel per day basis compared to 2008. A little more than half of this decrease is due to the fact that three of our vessels were laid-up during most of 2009. Even after adjusting for this factor, we maintain one of the lowest operating cost structures amongst the public shipping companies which, we believe, is one of our competitive advantages and a significant part of our overall strategy. We will continue to focus on controlling and reducing our costs while ensuring safe operations.

We have been and are currently satisfying all our debt covenants. At the end of 2009, our outstanding debt was about $71.5 million versus unrestricted cash and cash in retention accounts of more than $48 million. Our scheduled debt repayments in 2010 are about $14 million, a number low enough to provide us with operational cash flow comfort. We estimate that our cash flow breakeven for 2010 including debt repayments but excluding dividend payments is around $10,000 per vessel per day.”

Fourth Quarter 2009 Results:

For the fourth quarter of 2009, the Company reported total net revenues of $16.5 million representing a 30.2% decrease over total net revenues of $23.6 million during the fourth quarter of 2008. The Company reported a net loss for the period of $16.3 million as compared to net loss of $22.2 million for the fourth quarter of 2008. The results for the fourth quarter of 2009 include a $9.0 loss from the sale of two vessels and a $9.9 million loss on derivatives and trading securities as compared to $4.8 million loss on derivatives and trading securities for the same period of 2008. On average, 16.7 vessels were operated during the fourth quarter 2009 earning an average time charter equivalent rate of $13,892 per day compared to 16.0 vessels in the same period 2008 earning on average $17,420 per day.

Adjusted EBITDA for the fourth quarter of 2009 was $0.4 million, a 96.3% decrease from $11.4 million achieved during the fourth quarter of 2008. Please see below for Adjusted EBITDA reconciliation to net income and cash flow provided by operating activities.

Basic and diluted loss per share for the fourth quarter of 2009 was $0.53, calculated on 30,813,960 weighted average number of shares outstanding compared to basic and diluted loss per share of $0.73 for the fourth quarter of 2008, calculated on 30,520,584 weighted average number of shares outstanding.

Excluding the effect on the loss for the quarter of the loss on sale of vessels, unrealized loss on trading securities and derivatives, and amortization of the fair value of time charter contracts acquired the loss per share for the quarter ended December 31, 2009 would have been $0.15 per share basic and diluted compared to earnings of $0.24 per share basic and diluted for the quarter ended December 31, 2008. Usually, security analysts do not include the above items in their published estimates of earnings per share.

The Company has declared a quarterly dividend of $0.05 per share, which represents its eighteenth consecutive quarterly dividend and a 50% decrease over last year’s fourth quarter dividend, reflecting the much worse market conditions for the Company’s containerships.  The dividend is payable on March 26, 2010 to shareholders of record as of March 17, 2010.

Year Ended December 31, 2009 Results:

For the year ended December 31, 2009, the Company reported total net revenues of $63.8 million representing a 49.5% decrease compared to 2008. Net loss for the year amounted to $15.6 million compared to a net income for 2008 of $21.5 million. The results for the year also include a $9.0 million loss from the sale of two vessels and a $15.4 million loss on derivatives and trading securities as compared to $5.5 million loss on derivatives and trading securities inclusive of dividend income for the same period of 2008.

Adjusted EBITDA for the year was $17.4 million, a 75.8% decrease over 2008 (please see below for Adjusted EBITDA reconciliation to net income / loss and cash flow from operating activities). In the year ended December 31, 2008, net revenues were $126.3 million, net income was $21.5 million and Adjusted EBITDA was $72.0 million.  On average,16.3 vessels were operated during the year 2009 earning an average time charter equivalent rate of $13,698 per day compared to 15.6 vessels in the same period 2008 earning a time charter equivalent rate of $23,695.

Basic and diluted losses per share for the year ended December 31, 2009 were $0.51 calculated on 30,648,991 weighted average number of shares outstanding, compared to basic earnings per share of $0.71 and diluted earnings per share of $0.70 for 2008 calculated on 30,437,107 and 30,505,476 weighted average number of shares outstanding, respectively.

Excluding the effect on the loss for the year of the loss on sale of vessels, unrealized loss on trading securities and derivatives, and the amortization of the fair value of time charter contracts acquired the loss per share for the year ended December 31, 2009 would have been $0.09 per share basic and diluted, while for the year ended December 31, 2008 the earnings per share would have been $1.51 per share basic and $1.50 per share diluted. Usually, security analysts do not include the above in their published estimates of earnings per share.

Change in accounting principle and change in estimates:

Beginning with the first quarter of 2009, the Company changed its accounting policy of drydocking costs from the deferral method, under which the Company amortized drydocking costs over the estimated period of benefit between dry-dockings, to the direct expense method, under which the Company expenses all drydocking costs as incurred. The Company believes that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved in determining which costs and activities related to drydocking qualify for the deferral method. When the accounting principle was retrospectively applied, net income for the year ended December 31, 2008 decreased by $2.2 and net loss for the quarter ended December 31, 2008 decreased by $0.3 million, or $0.07 and $0.01 per share, respectively, basic and diluted.

The Company reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with FASB ASC 250-10  Accounting Changes and Error Corrections. The new accounting principle will be applied retrospectively to all periods presented in earnings releases and filings.

During the fourth quarter of 2008, the Company also changed its estimates of the scrap price and useful life of its containerships to better reflect the present market environment, industry practice and intended use. The effect of these changes decreased net loss for the three month period and year ended December 31, 2009 by $1.6 and $6.4 million, respectively, or $0.05 and $0.21 per share, respectively, basic and diluted.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Drybulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Mar-10 Then until Feb-12	$22,500 $17,500
ELENI P	Panamax	72,119		1997	TC ‘til May-10	$15,350
IRINI (*)	Panamax	69,734		1988	Baumarine Pool
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Mar-10 Then until Mar-12	$12,350 $18,900
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool
Total Drybulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 annual options ‘til Aug-14)	$16,800 ‘til Aug-11 $18,735 ‘til Aug-12 $19,240 ‘til Aug-13 $19,750 ‘til Aug-14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jun-10 (option ‘til Mar-11) (option ‘til Mar-12)	$4,000 $4,000 $7,500
DESPINA P	Handy size	33,667	1,932	1990	Laid-up
JONATHAN P (ex-OEL INTEGRITY)	Handy size	33,667	1,932	1990	Laid-up
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC til Mar-10 then TC ‘til Jun-10	$4,000 $4,250
YM PORT KELANG (ex-MASTRO NICOS, ex-YM XINGANG I)	Handy size	23,596	1,599	1993	TC ‘til Nov-10 (option ‘til Nov-11)	$3,750 $5,900
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Apr-10 (option ‘til Oct-10) (option til Oct-11)	$3,850 $4,000 CONTEX(***) less 10%
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-10 (option ‘til Jun-10)	$3,900 $4,200
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Mar -10 (option ‘til Dec-10) (option ‘til Jun-11)	$3,850 ‘til Dec-10 $5,300 ‘til Jun-11
Total Container Carriers	9	243,994	15,779
Fleet Grand Total	15	598,370	16,729

Note: TC denotes time charter. All dates listed are the earliest redelivery dates under each TC. All extension option are at the option of the charterers.

(*) "Irini" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the drybulk market.

(**) "Monica P" is employed in the Bulkhandling spot pool that is also managed by Klaveness.

(***) CONTEX is a charter market index for 1700 teu containership vessels

Summary Fleet Data:

	3 months, ended December 31, 2008	3 months, ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2009
FLEET DATA
Average number of vessels (1)	16.00	16.68	15.61	16.30
Calendar days for fleet (2)	1,472.0	1,535.0	5,714.0	5,949.0
Scheduled off-hire days incl. laid-up (3)	11.9	262.0	150.8	966.5
Available days for fleet (4) = (2) - (3)	1,460.1	1,273.0	5,563.2	4,982.5
Commercial off-hire days (5)	40.1	67.6	47.8	223.7
Operational off-hire days (6)	18.3	11.8	64.9	35.0
Voyage days for fleet (7) = (4) - (5) - (6)	1,401.7	1,193.6	5,450.5	4,723.8
Fleet utilization (8) = (7) / (4)	96.0%	93.8%	98.0%	94.8%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	97.3%	94.7%	99.1%	95.5%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	98.7%	99.1%	98.9%	99.3%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	17,420	13,892	23,695	13,698
Vessel operating expenses excl. drydocking expenses (12)	5,730	4,955	5,759	4,832
General and administrative expenses (13)	525	516	710	612
Total vessel operating expenses excl. dd expenses (14)	6,255	5,471	6,469	5,444
Drydocking expenses (15)	623	-	1,073	321

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels excluding drydocking expenses. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Tomorrow, March 2, 2010 at 9:30 a.m. EST, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

A recording of the conference call will be available until March 9, 2010 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A slides presentation on the fourth quarter and year ended December 31, 2009 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statement of Operations

(All amounts expressed in U.S. Dollars – except share amounts)

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2008 (as originally reported under the deferral method)	2008 (as adjusted under the direct expense method)	2009
	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	132,243,918	132,243,918	66,215,669
Commissions	(5,940,460)	(5,940,460)	(2,433,776)
Net revenues	126,303,458	126,303,458	63,781,893

Operating expenses
Voyage expenses	3,092,323	3,092,323	1,510,551
Vessel operating expenses	27,521,194	27,521,194	23,673,480
Drydocking expenses	-	6,129,257	1,912,474
Amortization and depreciation	32,230,901	28,284,752	19,092,384
Impairment loss / net loss on sale of vessels	25,113,364	25,113,364	8,959,321
Management fees	5,387,415	5,387,415	5,074,297
Other general and administrative expenses	4,057,736	4,057,736	3,640,534
Charter termination fees	-	-	(103,577)
Total operating expenses	97,402,933	99,586,041	63,759,464

Operating income	28,900,525	26,717,417	22,429

Other income/(expenses)
Interest and finance cost	(2,930,737)	(2,930,737)	(1,437,637)
Change in fair value of derivatives	(3,474,635)	(3,474,635)	(15,778,209)
Realized & unrealized gain / (loss) on trading securities	(2,312,790)	(2,312,790)	406,119
Foreign exchange gain	7,888	7,888	36,477
Interest income	3,168,501	3,168,501	1,123,317
Dividend income	315,266	315,266	-
Other expenses, net	(5,226,507)	(5,226,507)	(15,649,933)

Net income / (loss)	23,674,018	21,490,910	(15,627,504)
Earnings / (loss) per share, basic	0.78	0.71	(0.51)
Weighted average number of shares, basic	30,437,107	30,437,107	30,648,991
Earnings / (loss) per share, diluted	0.78	0.70	(0.51)
Weighted average number of shares, diluted	30,505,476	30,505,476	30,648,991

	Three Months Ended December 31,	Three Months Ended December 31,	Three Months Ended December 31,
	2008 (as originally reported under the deferral method)	2008 (as adjusted under the direct expense method)	2009
	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	24,679,143	24,679,143	17,117,138
Commissions	(1,112,667)	(1,112,667)	(658,815)
Net revenues	23,566,476	23,566,476	16,458,323

Operating expenses
Voyage expenses	262,461	262,461	535,513
Vessel operating expenses	7,168,597	7,168,597	6,237,576
Drydocking expenses	-	917,200	-
Amortization and depreciation	6,886,703	5,680,610	4,701,556
Impairment loss / net loss on sale of vessels	25,113,364	25,113,364	8,959,321
Management fees	1,265,760	1,265,760	1,366,947
Other general and administrative expenses	772,561	772,561	792,067
Total operating expenses	41,469,446	41,180,553	22,592,980

Operating loss	(17,902,970)	(17,614,077)	(6,134,657)

Other income/(expenses)
Interest and finance cost	(619,077)	(619,077)	(409,420)
Change in fair value of derivatives	(3,364,429)	(3,364,429)	(9,827,627)
Realized and unrealized loss on trading securities	(1,478,023)	(1,478,023)	(115,751)
Foreign exchange loss	24,164	24,164	12,575
Interest income	783,159	783,159	170,805
Dividend income	41,510	41,510	-
Other expenses, net	(4,612,696)	(4,612,696)	(10,169,418)

Net loss	(22,515,666)	(22,226,773)	(16,304,075)
Loss per share, basic	(0.74)	(0.73)	(0.53)
Weighted average number of shares, basic	30,520,584	30,520,584	30,813,960
Loss per share, diluted	(0.74)	(0.73)	(0.53)
Weighted average number of shares, diluted	30,520,584	30,520,584	30,813,960

Euroseas Ltd.

Consolidated Condensed Balance Sheet

(All amounts expressed in U.S. Dollars)

	December 31, 2008 (as originally reported under the deferral method)	December 31, 2008 (as adjusted under the direct expense method)	December 31, 2009
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	73,851,191	73,851,191	40,984,549
Trade accounts receivable	1,233,895	1,233,895	1,650,713
Other receivables, net	1,439,628	1,439,628	239,656
Due from related company	4,678,750	4,678,750	-
Inventories	2,011,973	2,011,973	1,869,238
Restricted cash	2,181,264	2,181,264	1,191,230
Other deposits	-	-	12,376,119
Vessels held for sale	6,067,020	6,067,020	-
Trading securities	771,727	771,727	436,598
Derivatives	61,670	61,670	-
Prepaid expenses	241,102	241,102	185,137
Total current assets	92,538,220	92,538,220	58,933,240

Fixed assets:
Vessels, net	231,963,606	231,963,606	257,270,824
Advances for vessel acquisition	1,821,798	1,821,798	-
Long-term assets:
Restricted cash	4,800,000	4,800,000	6,500,000
Deferred charges, net	7,771,342	373,702	327,694
Derivatives	68,038	68,038	386,536
Fair value of above market time charter acquired	1,653,422	1,653,422	-
Total long-term assets	248,078,206	240,680,566	264,485,054
Total assets	340,616,426	333,218,786	323,418,294

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	12,450,000	12,450,000	14,030,000
Trade accounts payable	2,283,488	2,283,488	1,843,182
Accrued expenses	1,206,466	1,206,466	1,060,326
Accrued dividends	116,750	116,750	46,750
Deferred revenue	4,533,601	4,533,601	1,247,782
Derivatives	827,210	827,210	10,799,132
Due to related company	-	-	1,416,380
Total current liabilities	21,417,515	21,417,515	30,443,552

Long-term liabilities:
Long term debt, net of current portion	43,565,000	43,565,000	57,485,000
Derivatives	2,700,028	2,700,028	611,852
Fair value of below market time charter acquired	8,704,811	8,704,811	3,424,627
Total long-term liabilities	54,969,839	54,969,839	61,521,479
Total liabilities	76,387,354	76,387,354	91,965,031

Shareholders' equity:
Common stock (par value $0.03, 100,000,000 shares authorized, 30,575,611 and 30,849,711 fissued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	917,269	917,269	925,492
Additional paid-in capital	234,567,670	234,567,670	235,588,391
Retained earnings / (deficit)	28,744,133	21,346,493	(5,060,620)
Total shareholders' equity	264,229,072	256,831,432	231,453,263
Total liabilities and shareholders' equity	340,616,426	333,218,786	323,418,294

Euroseas Ltd.

Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2008 (as originally reported under the deferral method)	2008 (as adjusted under the direct expense method)	2009
	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income / (loss)	23,674,018	21,490,910	(15,627,504)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation of vessels	28,284,752	28,284,752	19,092,384
Impairment loss / loss on sale of vessels	25,113,364	25,113,364	8,959,321
Amortization of deferred charges	4,031,290	85,141	110,504
Amortization of fair value of time charters	(6,144,507)	(6,144,507)	(3,626,762)
Share-based compensation	1,618,484	1,618,484	820,189
Investment in trading securities, net	(192,859)	(192,859)	741,248
Loss / (gain) on trading securities	2,312,790	2,312,790	(406,118)
Loss on derivatives	3,397,530	3,397,530	7,626,918
Changes in operating assets and liabilities	(7,811,121)	(1,681,864)	(9,852,520)
Net cash provided by operating activities	74,283,741	74,283,741	7,837,660

Cash flows from investing activities:
Purchase of vessels	(43,582,320)	(43,582,320)	(62,224,639)
Advances for vessel acquisition	(1,821,798)	(1,821,798)	-
Insurance proceeds	-	-	667,839
Change in restricted cash	(741,385)	(741,385)	(709,966)
Proceeds from sale of vessels	-	-	16,668,001
Net cash (used in) investing activities	(46,145,503)	(46,145,503)	(45,598,765)

Cash flows from financing activities:
Issuance of share capital	5,030	5,030	4,023
Net proceeds from shares issued	1,805,892	1,805,892	645,242
Dividends paid	(34,547,949)	(34,547,949)	(10,849,609)
Loan arrangement fees paid	-	-	(208,000)
Offering expenses paid	(110,340)	(110,340)	(197,193)
Proceeds from long-term debt	-	-	33,000,000
Repayment of long-term debt	(25,575,000)	(25,575,000)	(17,500,000)
Net cash provided by/( used in) financing activities	(58,422,367)	(58,422,367)	4,894,463

Net decrease in cash and cash equivalents	(30,284,129)	(30,284,129)	(32,866,642)
Cash and cash equivalents at beginning of year	104,135,320	104,135,320	73,851,191
Cash and cash equivalents at end of year	73,851,191	73,851,191	40,984,549

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income / (Loss) and Cash Flow Provided By / (Used in) Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2008 (as originally reported under the deferral method)	Three Months Ended December 31, 2008 (as adjusted under the direct expense method)	Three Months Ended December 31, 2009
Net loss	(22,515,666)	(22,226,773)	(16,304,075)
Interest and finance costs, net (incl. interest income)	(164,082)	(164,082)	238,615
Depreciation, amortization of deferred charges and impairment loss	32,000,067	30,793,974	4,701,556
Loss from vessel sales	-	-	8,959,321
Loss on derivatives, net	3,364,429	3,364,429	5,358,850
Amortization of deferred revenue of below market time charter acquired	(1,077,768)	(1,077,768)	(2,533,811)
Amortization of deferred revenue of above market time charter acquired	737,773	737,773	-
Adjusted EBITDA	12,344,753	11,427,553	420,456

	Three Months Ended December 31, 2008 (as originally reported under the deferral method)	Three Months Ended December 31, 2008 (as adjusted under the direct expense method)	Three Months Ended December 31, 2009
Net cash flow provided by / (used in) operating activities	13,690,216	13,690,216	(3,657,862)
Changes in operating assets / liabilities	335,043	(582,157)	3,732,063
Loss on interest rate derivatives (realized)	77,105	77,105	371,953
Loss on trading securities, net	(1,478,022)	(1,478,022)	(115,752)
Investment in trading securities, net	130,814	130,814	-
Share-based compensation	(225,661)	(225,661)	(110,475)
Interest, net	(184,742)	(184,742)	200,529
Adjusted EBITDA	12,344,753	11,427,553	420,456

	Year Ended December 31, 2008 (as originally reported under the deferral method)	Year Ended December 31, 2008 (as adjusted under the direct expense method)	Year Ended December 31, 2009
Net income / (loss)	23,674,018	21,490,910	(15,627,504)
Interest and finance costs, net (incl. interest income)	(237,764)	(237,764)	314,320
Depreciation, amortization of deferred charges and impairment loss	57,344,265	53,398,116	19,092,384
Loss from vessel sales	-	-	8,959,321
Loss on derivatives, net	3,474,635	3,474,635	8,303,930
Amortization of deferred revenue of below market time charter acquired	(9,095,599)	(9,095,599)	(5,280,184)
Amortization of deferred revenue of above market time charter acquired	2,951,092	2,951,092	1,653,422
Adjusted EBITDA	78,110,647	71,981,390	17,415,689

	Year Ended December 31, 2008 (as originally reported under the deferral method)	Year Ended December 31, 2008 (as adjusted under the direct expense method)	Year Ended December 31, 2009
Net cash flow provided by operating activities	74,283,741	74,283,741	7,837,660
Changes in operating assets / liabilities	7,811,121	1,681,864	9,852,520
Loss on interest rate derivatives (realized)	77,105	77,105	677,011
(Loss) / gain on trading securities, net	(2,312,790)	(2,312,790)	406,118
Investment in trading securities, net	192,859	192,859	(741,248)
Share-based compensation	(1,618,484)	(1,618,484)	(820,189)
Interest, net	(322,905)	(322,905)	203,817
Adjusted EBITDA	78,110,647	71,981,390	17,415,689

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings / loss before interest, taxes, depreciation, impairment loss, loss from sale of vessels, amortization of deferred charges, amortization of fair value from above or below market time charters acquired and gain or loss on derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / loss or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation to Net Income / (Loss) Excluding the Effect from Unrealized Loss on Derivatives, Unrealized Loss on Trading Securities, Impairment Loss, Loss on Sale of Vessels, Amortization of the  Fair Value of Charters Acquired to Net Income / (Loss)

(All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended December 31, 2008 (as originally reported under the deferral method)	Three Months Ended December 31, 2008 (as adjusted under the direct expense method)	Three Months Ended December 31, 2009
Net loss	(22,515,666)	(22,226,773)	(16,304,075)
Unrealized loss on derivatives, net	3,287,324	3,287,324	4,986,897
Unrealized loss on trading securities	1,436,513	1,436,513	115,751
Impairment loss	25,113,364	25,113,364	-
Loss from vessel sales	-	-	8,959,321
Amortization of deferred revenue of below market time charter acquired	(1,077,768)	(1,077,768)	(2,533,811)
Amortization of deferred revenue of above market time charter acquired	737,773	737,773	-
Net income / (loss) excluding unrealized loss on derivatives, unrealized loss on trading securities, impairment loss, loss from vessel sales, amortization of the fair value of charters acquired	6,981,540	7,270,433	(4,775,917)
Net income / (loss) per share excluding unrealized loss on derivatives, unrealized loss on trading securities, impairment loss, loss from vessel sales, amortization of the fair value of charters acquired, basic	0.23	0.24	(0.15)
Weighted average number of shares, basic	30,520,584	30,520,584	30,813,960
Net income / (loss) per share excluding unrealized loss on derivatives, unrealized loss on trading securities, impairment loss, loss from vessel sales, amortization of the fair value of charters acquired, diluted	0.23	0.24	(0.15)
Weighted average number of shares, diluted	30,534,713	30,534,713	30,813,960

	Year Ended December 31, 2008 (as originally reported under the deferral method)	Year Ended December 31, 2008 (as adjusted under the direct expense method)	Year Ended December 31, 2009
Net income / (loss)	23,674,018	21,490,910	(15,627,504)
Unrealized loss on derivatives	3,397,530	3,397,530	7,626,919
Unrealized loss on trading securities	1,997,524	1,997,524	5,325
Impairment loss	25,113,364	25,113,364	-
Loss from vessel sales	-	-	8,959,321
Amortization of deferred revenue of below market time charter acquired	(9,095,599)	(9,095,599)	(5,280,184)
Amortization of deferred revenue of above market time charter acquired	2,951,092	2,951,092	1,653,422
Net income / (loss) excluding unrealized loss on derivatives, unrealized loss on trading securities, impairment loss, loss from vessel sales, amortization of the fair value of charters acquired	48,037,929	45,854,821	(2,662,701)
Net income / (loss) per share excluding unrealized loss on derivatives, unrealized loss on trading securities, impairment loss, loss from vessel sales, amortization of the fair value of charters acquired, basic	1.58	1.51	(0.09)
Weighted average number of shares, basic	30,437,107	30,437,107	30,648,991
Net income / (loss) per share excluding unrealized loss on derivatives, unrealized loss on trading securities, impairment loss, loss from vessel sales, amortization of the fair value of charters acquired, diluted	1.57	1.50	(0.09)
Net income / (loss) excluding unrealized loss on derivatives, unrealized loss on trading securities, impairment loss, loss from vessel sales, amortization of the fair value of charters acquired	30,505,476	30,505,476	30,648,991

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 2 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 9 containerships have a cargo capacity of 15,779 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including our expected joint venture and vessel acquisitions and time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels and containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  March 1, 2010

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President